NEWS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES ENTERS INTO AGREEMENT WITH SCOTIABANK TO LEASE 140,000 SQUARE FEET AT BROOKFIELD PLACE CALGARY

CALGARY, AB – (Marketwired – July 22, 2016) — Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) announced today that it has entered into an agreement to lease 140,000 square feet to Scotiabank at the company’s Brookfield Place Calgary East development. Taking this new agreement into account, the development is 81% pre-leased.

“The signing of Scotiabank at Brookfield Place Calgary is a prime example of the continued demand for modern, efficient work environments provided by a trusted developer and landlord like Brookfield, even in a challenging market,” said Jan Sucharda, president and chief executive officer. “We are pleased to welcome Scotiabank – with whom we have shared a great relationship at several of our other properties – to our newest signature asset.”

“We are pleased to move our flagship downtown Scotiabank branch and our primary Calgary office space to the new Brookfield Place Calgary East development in the fall of 2017,” said James O’Sullivan, Group Head, Canadian Banking at Scotiabank. “We conducted a full RFP to determine the best available space for our growing offices in Western Canada, and to ensure that we had access to the most up to date tools and technology to provide an excellent customer and employee experience in our new space. Brookfield Place met each one of our goals and we look forward to serving our customers from this premier location.”

Brookfield Place Calgary is a full-block development site in the heart of downtown, bounded by 1st and 2nd Streets SW and 6th and 7th Avenues SW. The 56-storey, 1.4 million-square-foot east tower is on target for completion in late 2017.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Our portfolio is comprised of 26 premier office properties totaling 20 million square feet in the downtown cores of Toronto, Calgary, and Ottawa, in addition to a development site in Calgary. Our landmark assets include Brookfield Place and First Canadian Place in Toronto, and Bankers Hall in Calgary. Further information is available at www.brookfieldcanadareit.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Canada Office Properties is the flagship Canadian REIT of Brookfield Asset Management, a leading global alternative asset manager with approximately $240 billion in assets under management. For more information, go to www.brookfield.com.

About Scotiabank

Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. We are dedicated to helping our 23 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 89,000 employees and assets of $895 billion (as at April 30, 2016), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). Scotiabank distributes the Bank's media releases using Marketwired. For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

Contact:

Sherif El-Azzazi

Manager, Investor Relations & Communications

Brookfield Canada Office Properties

Tel: (416) 359-8593

Email: sherif.elazzazi@brookfield.com

Heather Armstrong

Public, Corporate and Government Affairs

Scotiabank

Tel: (416) 933-3250

Email: heather.armstrong@scotiabank.com

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the Trust’s operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although the Trust believes that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in Canada; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance the Trust’s business; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to the Trust’s insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.